

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 22, 2012

Via Email
James H. Davis, Esq.
Executive Vice President
General Counsel & Secretary
Human Genome Sciences, Inc.
14200 Shady Grove Road
Rockville, MD 2080-7464

   Re: Human Genome Sciences, Inc.
      Schedule 14D-9
      Filed May 17, 2012
      File No.: 5-45295

Dear Mr. Davis:

   We have reviewed the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your filing, by providing the requested information, or by advising us of when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14D-9

Item 4. The Solicitation or Recommendation, page 10

Reasons for the Recommendation, page 19

1. We note the assertions made throughout the recommendation statement that make predictions regarding the future value, performance and success of the company's current marketable drugs and pipeline drugs. Please revise the recommendation statement throughout to clarify wherever applicable that the company cannot guarantee or be assured of its future performance.

(8) HGS has received inadequacy opinions from its financial advisors, page 20

2. We note the consideration given to the inadequacy opinions provided to the Board by Credit Suisse and Goldman Sachs, each dated May 16, 2012. Notwithstanding the absence of a specific item requirement in the Schedule 14D-9, advise us of what consideration has been given to summarizing your discussions with the financial advisors in greater detail and attaching any written analyses or presentation materials used in issuing their advisory services to the Board. Refer generally to Item 8 of Schedule 14D-9 and Item 1011(c) of Regulation M-A.

Item 5. Person/Assets, Retained, Employed, Compensated or Used, page 23

Capped Call Transactions, page 25

3. We note that the amount of exposure Goldman Sachs has as a counterparty will be affected by, among other things, the ultimate cash out price received per share, which in turn, will impact the size of the Cancellation Payment it may need to make to the company. With a view toward revised disclosure, supplementally advise us of the range of adjustments to the capped call transaction that have been proposed by Goldman Sachs to date. With a view toward revised disclosure, please advise us of how the proposed adjustments impact the overall amount of the Cancellation Payment Goldman Sachs would pay and how the Cancellation Payment would compare (i.e. if netted against) the amount of the transaction fee receivable by Goldman Sachs in connection with the consummation of the Offer.

Cautionary Statement Concerning Forward Looking Statements, page 35

4. We note the reference to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 in the Schedule 14D-9, exhibits to the Schedule 14D-9 and/or press releases. Please note that such safe harbor provisions relating to forward-looking statements do not apply to statements made in connection with tender offers. See Section 21E(b)(2)(C) of the Exchange Act. Please revise your

filing to make clear that the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995 do not apply to any forward-looking statements you make in connection with the offer. Additionally, please confirm supplementally that you will make these clarifications in all future filings that are made in connection with the offer, whether they include press releases, investor presentations or correspondence.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company is in possession of all facts relating to the disclosure, the company is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ *Mellissa Campbell Duru*

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc (via email): Michael Rogan, Esq.
      Skadden, Arps, Meagher & Flom LLP
      Jay Smith, Esq.
      DLA Piper LLP (USA)